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Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

August 14, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 25 2003
WASH. D.C. 188 SECTION

***VIA CERTIFIED MAIL***
***RETURN RECEIPT REQUESTED***

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by Flughafen Wien A.G. dated August 14, 2003, which has been published by the Company since our last submission of July 21, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Enclosure

8/28

DOCSNY1:873244.1
13141-2 JG9

# Press Information

FILE NO.
82-3907

**Flughafen Wien AG:**

**Growth trend continues with good traffic development in July.**

The upward trend that began in June 2003 continued into July with solid growth in the number of passengers. A total of 1,282,015 passengers were handled during this month, for an increase of 6.0% over July of the prior year. Flight movements were 3.9% higher for the period, and maximum take-off weight rose by 3.3%. With modest growth of 0.9%, the development of transfer passengers fell somewhat below expectations. As a result of general economic conditions and the summer season, cargo volume increased by only 0.6%.

Scheduled traffic showed differing developments by region. Higher levels were recorded in flights within Europe (+7.0%) and to North America (+8.2%), but recovery in traffic to the Far East (-7.1%) and Near and Middle East (-9.0%) is still slow.

From January to July 2003, the number of passengers rose by 3.6%, flight movements increased by 4.5% and maximum take-off weight (MTOW) showed a plus of 5.5%. The number of transfer passengers increased by 1.1%, and cargo volume was 10.3% higher.

| | July 2003 | Change in % | January to July 2003 | Change in % |
|---|---|---|---|---|
| **Passengers:** | 1,282,015 | 6.0 | 6,979,395 | 3.6 |
| **Transfer passengers:** | 421,492 | 0.9 | 2,351,072 | 1.1 |
| **Maximum take-off weight (in tonnes):** | 487,566 | 3.3 | 2,977,791 | 5.5 |
| **Flight movements (arrival + departure):** | 17,696 | 3.9 | 111,508 | 4.5 |
| **Cargo in tonnes (air cargo and trucking):** | 14,268 | 0.6 | 96,748 | 10.3 |

For additional information contact:

Hans Mayer (+43-1-)7007-23000

15/03 ... M/MY ... 14. August 2003




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